FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

May 5, 2008

Item 3: News Release:

A news release dated and issued on May 5, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. - Ni-Cu-PGE mineralization discovered on PFN’s Tonsina Property

Item 5: Full Description of Material Change:

May 5, 2008, Vancouver, BC - Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce the results from the 2007 exploration program conducted at its 100% controlled Tonsina Property located in Southcentral Alaska.  Outcrop sampling and mapping completed in September has defined a drill ready nickel, copper, and platinum group element target.

Highlights from the 2007 exploration program include:

•

Chromite bearing outcrop grab samples contain up to 2.3g/t platinum and 1.6g/t palladium

•

Chip channel samples of chromite and sulfide bearing outcrop contain up to 0.86g/t platinum and 1.1g/t, palladium over a 2 meter interval

•

Sulfide bearing outcrop grab samples contain up to 0.97% nickel and 0.58% copper

•

Chip channel samples of sulfide bearing outcrop contain up to 0.75% nickel over a 2 meter interval

The 7,360 acre Tonsina Property is centered on Sheep Hill in the northeastern Chugach Mountains only 8 km east of the paved Richardson Highway and approximately 80 road miles north east of the all-weather port of Valdez.

This photo displays typical Sheep Hill nickel, copper, platinum group element mineralization which consists of sulfides (brassy color blebs) and chromite hosted in partially serpentinized ultramafic rocks (charcoal colored foreground).  Two samples collected from this outcrop returned values of 0.39% Ni, 0.19% Cu, 616ppb Pt, 856ppb Pd, and 0.49% Ni, 0.25% Cu, 574ppb Pt, 856ppb Pd.

Nickel, copper, and platinum group element  mineralization is hosted in dunite and lherzolite within the Tonsina Ultramafic Complex.  The mineralized rock units comprise a north dipping magmatic layer.  Sulfide and chromite mineralization within this layer define a distinct horizon (reef) up to 30 meters thick that has been mapped and sampled over a strike distance of 900 meters.  The mineralized unit extends under cover to the north and west and is truncated to the east by a high angle fault with unknown displacement. This exploration success illustrates the potential for reef style nickel, copper and platinum group element mineralization in other magmatic layers of the Tonsina Ultramafic Complex.

A continuous chip channel sampling program was designed to cross the mineralized horizon and test the vertical extent of the exposed mineralization.  Results indicate that copper and nickel correlate with sulfur, and that platinum group elements correlate with chromium.  High grade metal anomalies extend over several meter intervals: 44-50 meters - 6 meter interval grading 0.8g/t platinum and 1g/t palladium, and 62-74 meters - 12 meter interval grading 0.59% nickel.  The apparent dip of the sulfide horizon at TOC0717 is 67.35°, the slope at TOC0717 is 33.69°, therefore the true thickness of the 2 m samples is 1.975 m.

From_m	To_m	LabNum	Pt_ppb	Pd_ppb	Cu_ppm	Ni_ppm	S_perc	Cr_ppm
36	38	490155	171	114	1215	3230	0.20	2510
38	40	490156	192	202	1635	4210	0.46	2260
40	42	490157	250	371	1390	4530	0.47	2200
42	44	490158	93	122	1405	5810	0.53	2230
44	46	490159	798	1120	557	3110	0.22	2760
46	48	461551	750	839	496	2490	0.10	6290
48	50	461552	864	1095	781	2570	0.25	7200
50	52	461553	341	418	442	1830	0.14	2650
52	54	461554	116	164	2620	4570	0.70	2090
54	56	461555	131	151	1205	4250	0.66	996
56	58	461556	17	22	1340	3580	0.75	393
58	60	461557	31	53	1175	3650	0.73	831
60	62	461558	113	133	1195	3690	0.43	3860
62	64	461559	333	481	1935	4230	0.55	4760
64	66	461548	33	42	2930	7540	0.76	1360
66	68	487001	28	35	2040	6820	0.75	697
68	70	487002	36	43	1775	5120	0.66	1460
70	72	487003	28	55	2500	6470	0.69	1500
72	74	487004	50	88	2220	5450	0.72	1350
74	76	487005	108	149	1260	3300	0.37	1810

Table 1 Selected geochemistry from Chip Channel TOC0717

Examination of thin sections from selected mineralized samples at the University of Alaska petrography lab confirms the presence of widespread pentlandite together with millerite and lesser covellite.

The Tonsina project was part of the reconnaissance agreement with Stillwater Mining Company which was terminated in March 2008.  This summer PFN’s exploration plans are to continue outcrop sampling and mapping in an effort to expand on the currently identified sulfide and chromite horizon and identify possible mineralized horizons in the alternating magmatic layers.  An IP survey is also planned to trace the north dipping mineralized horizon under cover to the west, and north.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on platinum group metals (PGMs) and base metals. Management's exploration philosophy is to generate new projects and advance them to the point where they can be joint ventured to major mining companies and funded through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, SOQUEM, First Nickel and Benton Resources.

The Company currently has over $11 million in working capital and securities.

The Qualified Person for this news release is Curtis Freeman, MS., P. Geo

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 5th day of May 2008.